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Robert W. Lougee, Jr.                          Media:
Vice President and Director                    Thomas L. Lavelle
Corporate Communications                       (401) 278-3003
(401) 278-5879

Bruce P. Crooks                                Investor:
(401) 278-6241                                 Judith B. Ragge
                                               (401) 278-6444


    Fleet Reengineering Program Identifies $350 Million
            In Sustainable Profit Improvements;
           Efficiency Ratio will be 55% by Mid-1995

 Thousands of Employee-Generated Ideas Will be Implemented
                       Over 12 Months


    Providence, RI, March 10, 1994: Fleet Financial Group, one of the nation's largest bank holding companies, announced today that its Board of Directors has approved a plan to significantly restructure Fleet's Northeast banking operations over the next 12 months "to enhance profitability and prepare for future growth."

    Terrence Murray, chairman and chief executive officer, said the results of Fleet Focus '94, a seven-month reengineering program that identified $350 million in sustainable profit improvements, "will enable us to better control costs, make us more competitive among industry leaders, and help us better serve our customers."

    When fully implemented, based on management's current financial outlook, recommendations stemming from Fleet Focus '94 will reduce overhead costs by $300 million annually and, combined with annual revenue enhancements of approximately $50 million, will improve Fleet's efficiency ratio (the cost of generating revenue) to approximately 55% by mid-1995, among the most competitive in the financial services industry.

    Fleet's efficiency ratio was 67% in the second quarter of 1993. The full effect of implementation will be realized by the second quarter of 1995.

    Implementation of Fleet Focus '94 recommendations will mark the culmination of a successful strategic effort by Fleet since 1990 to improve its competitive strength. In that time, Fleet has successfully improved its liquidity, improved credit quality by reducing nonperforming assets, strengthened capital, restored earnings to historic levels, and reorganized management along functional lines.

    "Fleet Focus '94 was a thoughtful, reasoned examination of activities performed in all areas of our banking franchise, and it uncovered important ways to restructure operations, streamline processes and eliminate redundant activities,"
Murray said.

    "We initiated this review to achieve strategic, longer-term objectives, not in reaction to any difficulties. In fact, our earnings last year were just under $500 million, with equally strong prospects for the future," he said.

    Implementation of approved ideas will result in the elimination of approximately 5,500 positions, resulting in the separation of approximately 3,000 employees, over the next 12 months. Enhanced severance arrangements will be provided to affected employees.

    "The fact that some employees will lose their jobs is a regrettable and personally painful result of this process," Murray said. "However, given our intensely competitive industry, we believe that not to have undergone this process ultimately may well have put even more jobs at risk."

    Eugene M. McQuade, executive vice president and chief financial officer, said Fleet will record an additional expense accrual of $25 million during the 1994 first quarter as part of the restructuring cost. This is not expected to have any material impact on 1994 earnings. Fleet previously accrued a related restructuring charge of $125 million in the 1993 third quarter.

    "We are determined to make our company one of the preeminent financial services institutions in the country," Murray said. "To achieve our growth and profitability objectives through the remainder of this decade, it was necessary for us to review and revise our infrastructure and work processes so we can better control costs and compete aggressively."

    Fleet launched Fleet Focus '94 in August 1993 to review all of its operating policies and procedures. The seven-month review impacted every department and division in Fleet's banking operations and included the participation of virtually every employee.

    Murray termed the project "essential for Fleet's future.
It represents a fundamental change in the way we will conduct business and how we will run this company in the coming years."

    "Employees surfaced more than 20,000 ideas about how Fleet might reduce costs, simplify procedures, redesign work processes, enhance fee income, and restructure organizationally to position the company for future growth opportunities,"
Murray said.

    Fleet's management has approved more than 3,000 of the ideas, which will be implemented over the next 12 months, commencing in the second quarter. Many of the cost-saving and revenue-enhancing ideas will cut across the entire corporation, while others will be localized to particular divisions, departments or other groups within the company, Murray said.

    Numbering more than 2,600 cost-saving ideas and approximately 400 that will enhance revenue, the ideas are classified into seven broad categories ranging from process redesign to centralization and consolidation.

    "Process redesign" and "automation," for example, involved more than one-third, or 950, of cost-savings ideas and nearly one-half of the total savings; they deal with changing how work is done on a day-to-day basis. Other savings categories included "centralization and consolidation" and "vendor management," which together incorporated about 250 ideas. Additional savings will come from policy changes, standardization and general efficiencies.

    The 400 revenue-enhancing ideas are expected to generate more than $50 million annually in additional income for Fleet. Schedules of fees and charges for various banking services will be more uniformly applied. For example, fewer waivers of service fees and charges will occur. In addition, some new pricing points will be established and existing ones strengthened.

    Murray said, "The idea generation process involved employees from every level of the company and is one reason why our review, while intensive, has been unlike most other corporate restructuring efforts. It's also unique because we undertook the review process from a position of strength, without impacting the momentum of our business or endangering our profitibility."

    "I am particularly proud of the thousands of Fleet employees who contributed so much to this process," Murray said. "It has been very demanding, and they responded with extraordinary interest and energy."

    Fleet Focus '94 was carried out in partnership with Tandon
Capital Associates, a New York-based financial advisory firm.

    Fleet Financial Group is a $48-billion diversified financial services company listed on the New York Stock
Exchange (NYSE-FLT) with approximately 1,200 offices nationwide. Its lines of business include commercial and consumer banking, mortgage banking, consumer finance, asset-based lending, equipment leasing, investment management, and student loan processing.




           (See attached Fleet Focus '94 Fact Sheet)